Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the unaudited interim condensed consolidated financial statements and the notes thereto set forth in this prospectus and the section titled “Operating and Financial Review and Prospects” and our audited consolidated financial statements and the notes thereto in our annual report on Form 20-F for the year ended December 31, 2014 (our “Form 20-F”) for information regarding trends and other factors that may influence our results of operations. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” herein or in our Form 20-F or in other parts of this prospectus.

Summary Interim Condensed Consolidated Financial Information

The summary consolidated balance sheet data as of December 30, 2014 have been derived from our audited consolidated financial statements included in our Form 20-F. The summary unaudited interim condensed consolidated statement of comprehensive income data for the nine months ended September 30, 2014 and September 30, 2015, and the summary unaudited interim condensed consolidated balance sheet data as of September 30, 2015, have been prepared on the same basis as our audited consolidated financial statements included in our Form 20-F. The unaudited interim condensed consolidated financial statements data include all adjustments, consisting only of normal and recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the periods presented. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Historical results are not necessarily indicative of results to be expected in any future period.

	Nine Months Ended September 30,
	2014	2015
	(Unaudited; US$ in thousands, except for percentage, share, per share and per ADS data)
Summary Interim Condensed Consolidated Statement of Comprehensive Income Data
Revenues
Marketing services	202,257	166,827
E-commerce services	145,600	300,949
Listing services	120,497	85,661
Other value-added services	11,554	15,478
Financial services	-	13,934
Total gross revenues	479,908	582,849
Cost of revenues
Cost of services	(103,027)	(337,022)
Total cost of revenues	(103,027)	(337,022)
Gross profit	376,881	245,827
Operating (expenses) income
Other (loss) income	705	(663)
Selling expenses	(100,303)	(155,297)
General and administrative expenses	(75,343)	(91,813)
Operating income	201,940	(1,946)
Foreign exchange (loss) gain	(10)	157
Interest income	34,251	19,388
Interest expenses	(13,239)	(12,151)
Investment income	-	975
Government grants	5,816	3,786
Income before income taxes and noncontrolling interests	228,758	10,209
Income tax (expenses)/benefit	(58,043)	13,436
Net income	170,715	23,645
Net income attributable to noncontrolling interests	-	(33)
Net income attributable to SouFun Holdings Limited’s shareholders	170,715	23,678
Earnings per share for Class A and Class B ordinary shares:
Basic	2.08	0.29
Diluted	1.84	0.27
Earnings per ADS (1 Class A or Class B ordinary share equals 5 ADSs):
Basic	0.42	0.06
Diluted	0.37	0.05

	As of December 31, 2014	As of September 30, 2015
		(Unaudited)
	(US$ in thousands)
Summary Interim Condenses Consolidated Balance Sheet Data
Assets
Current assets:
Cash and cash equivalents	354,760	516,167
Restricted cash, current	97,988	184,719
Short-term investments	455,184	105,843
Accounts receivables	49,691	120,799
Loan receivable, current	79,641	244,293
Other current assets	142,627	110,685
Total current assets	1,179,891	1,282,506
Property and equipment	217,105	220,223
Deposit for non-current assets	86,515	102,648
Long term investments	121,292	234,070
Other non-current assets	139,436	63,208
Total assets	1,744,239	1,902,655
Liabilities
Current liabilities	500,139	686,211
Non-current liabilities	611,411	578,528
Total equity	632,689	637,916
Total liabilities and equity	1,744,239	1,902,655

Our Results of Operations

Nine Months Ended September 30, 2015 Compared to Nine Months Ended September 30, 2014

Revenues, Cost of Revenues, Gross Profit and Gross Margin

The following table sets forth our net revenue, cost of revenue, gross profit and gross margin for the periods indicated, and the amount and percentage change between periods.

	Nine Months Ended September 30,
	2014	2015
	(Unaudited; US$ in thousands, except for percentage)
Revenues	479,908	582,849
Cost of revenues	(103,027)	(337,022)
Gross profit	376,881	245,827
Gross margin	78.5%	42.2%

Revenues. Our revenues were US$582.8 million for the nine months ended September 30, 2015, representing an increase of 21.4% from our revenues of US$479.9 million for the nine months ended September 30, 2014. The increase in our revenues was primarily driven by the continued growth of our business and, in particular, the expansion of our e-commerce services.

Revenues by Service Offerings. We provide (1) e-commerce services, (2) marketing services, (3) listing services, (4) other value-added services and (5) financial services, to participants in the PRC real estate and home-related sectors primarily through our websites and our mobile apps.

In early 2015, we began a transformation from a pure Internet information platform to a transaction-oriented platform, and as a result, our e-commerce businesses have grown rapidly, becoming the largest source of our revenue in the nine months ended September 30, 2015. Our e-commerce services primarily include SouFun membership services, direct sales services for new homes, real estate online brokerage services, and online home-decorating services.

•	SouFun membership services. We provide both free and paid membership services to the registered members of our SouFun cards on our websites and mobile apps. Our paid services primarily include offers to home buyers to purchase properties with discounts from our partner developers and dedicated information and related services to facilitate property purchases.

•	Direct sales services for new homes. We launched our direct sales services in August 2014. We promote property developments of our developer clients primarily through our websites and mobile apps. We provide potential buyers that have registered with us with additional information about the properties and related services, such as tours to visit the property developments and other services to facilitate property purchases. We charge our developer clients a fee for each property they sold through our direct sales services.

•	Real estate online brokerage services. We launched our real estate online brokerage services in January 2015. We act as an intermediary between sellers and buyers of secondary real properties, and our services primarily include property listing, advisory services and transaction negotiation and documentation. In addition to property sales, we also assist property owners and potential renters with leasing transactions. Different from conventional real estate brokers in China, we rely primarily on our websites and mobile apps to source customers.

•	Online home-decorating services. We launched our online home-decorating services in the second quarter of 2015. Based on our customer’s budget and decoration plan, we retain in-house interior designers and engage third-party contractors to perform remodeling, renovating, furnishing and other home improvement services. We generally charge our customers a fixed fee based on the square footage of the premises undergoing decoration. We source customers primarily through our websites and mobile apps.

Set forth below is the breakdown of our revenues by service offerings for the periods indicated:

	Nine Months Ended September 30,
	2014		2015
	(Unaudited; US$ in thousands, except for percentages)
Marketing services	202,257	42.1%	166,827	28.6%
E-commerce services	145,600	30.3%	300,949	51.6%
Listing services	120,497	25.1%	85,661	14.7%
Other value-added services	11,554	2.4%	15,478	2.7%
Financial services	-	-	13,934	2.4%
Total	479,908	100.0%	582,849	100.0%

Revenues from our marketing services accounted for 28.6% of the total revenues for the nine months ended September 30, 2015, decreasing by 17.5% to US$166.8 million compared to US$202.3 million in the nine months ended September 30, 2014, primarily due to the declines in the market for homes in China. Revenues from our e-commerce services increased significantly to US$300.9 million for the nine months ended September 30, 2015 compared to US$145.6 million in nine months ended September 30, 2014, primarily due to the expansion of e-commerce service offerings, including direct sales services for new homes, real estate online brokerage services, and online home-decorating services. Revenues from our listing services decreased by 28.9% to US$85.7 million for the nine months ended September 30, 2015 compared to US$120.5 million in the nine months ended September 30, 2014, primarily due to a decrease in the basic listing services. Revenues from other value-added services increased by 34.0% to US$15.5 million for the nine months ended September 30, 2015 compared to US$11.5 million in the nine months ended September 30, 2014, primarily due to rising demand for our database services and research services. In addition, the nine months ended September 30, 2015 includes revenue from the loans to real estate developers, property buyers and other borrowers that we began to provide in August 2014. Revenues from our financial services totaled US$13.9 million, representing 2.4% of our total revenues.

Cost of Revenues. Our cost of revenues primarily consists of staff cost, operating lease, decoration cost, sales taxes and commission fees. Our cost of revenues increased significantly to US$337.0 million for the nine months ended September 30, 2015 from US$103.0 million for nine months ended September 30, 2014. The increase in our cost of revenues was mainly attributable to the combination of (1) increased staff cost and commission fees as a result of increasing staff headcount for our e-commerce services, and (2) increased materials and third-party contractor costs due to the provision of home-decorating services.

Gross Profit and Gross Margin. As a result of the foregoing, our gross profit decreased by 34.8% to US$245.8 million for the nine months ended September 30, 2015 from US$376.9 million to the nine months ended September 30, 2014. Gross margin decreased to 42.2% for the nine months ended September 30, 2015, compared to 78.5% to the nine months ended September 30, 20142014.

Operating Expenses

Selling Expenses. Selling expenses increased by 54.8% to US$155.3 million compared for the nine months ended September 30, 2015 to US$100.3 million in the nine months ended September 30, 2014. The increase was mainly due to increasing promotional efforts for our e-commerce services, our website, new domain name and the SouFun mobile applications.

General and Administrative Expenses. General and administrative expenses were US$91.8 million for the nine months ended September 30, 2015, representing an increase of 21.9% from US$75.3 million in the nine months ended September 30, 2014. The increase in general and administrative expenses was primarily due to increased staff cost as a result of increasing headcount and level of compensation.

Other Statement of Comprehensive Income Items and Net Income

Other (Loss) Income. We recorded a net other loss of US$0.7 million for the nine months ended September 30, 2015, compared to a net other income of US$0.7 million for the nine months ended September 30, 2014, primarily due to losses incurred by the hotel and office leasing businesses operated by our subsidiaries.

Interest Income. Interest income represents interest income from cash and restricted cash as well as short-term investments. Our interest income decreased by 43.4% to US$19.4 million for the nine months ended September 30, 2015 from US$34.3 million for the nine months ended September 30, 2014. The decrease was primarily due to a decrease in short-term and restricted cash.

Interest Expenses. Interest expenses represent interest incurred as a result of our bank borrowings and convertible notes. Our interest expenses decreased by 7.6% to US$12.2 million for the nine months ended September 30, 2015 from US$13.2 million for the nine months ended September 30, 2014. The decrease was mainly due to repayment of existing borrowings and lower interest rates on our new borrowings.

Net Income. As a result of the foregoing, net income for the nine months ended September 30, 2015 decreased by 86.2% to US$23.6 million from US$170.7 million for the nine months ended September 30, 2014.

Capital Expenditures

Our capital expenditures were US$5.8 million and US$19.9 million for the nine months in 2014 and 2015 respectively. The significant increase in our capital expenditures were due to our business expansion, additional office equipment and leasehold improvement.

The following sets forth our contractual obligations as of September 30, 2015.

	Payments due by period
Contractual obligations (US$ in thousands)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt obligations	520,448	9,658	404,731	3,042	103,017
Operating lease obligations	160,810	81,521	69,553	9,503	233
Other long-term liabilities	8,332	8,332	-	-	-
Total	689,590	99,511	474,284	12,545	103,250

Our long-term debt obligations relate to convertible notes we issued to investors in December 2013 and September 2015.   The 2013 notes, with an aggregate principal amount of US$350.0 million, will mature on December 15, 2018, unless earlier repurchased, redeemed or converted, and bear cash interest from December 10, 2013 at an annual rate of 2.00% payable on June 15 and December 15 of each year, beginning on June 15, 2014.  The 2015 notes, with an aggregate principal amount of US$100.0 million, will mature on December 24, 2022, unless earlier repurchased or converted and bear cash interest from September 24, 2015 at an annual rate of 1.50% payable on March 31 and September 30 of each year, beginning on March 31, 2016.

While the table above indicates our contractual obligations as of September 30, 2015, the actual amounts we are eventually required to pay may be different in the event that any agreements are renegotiated, cancelled or terminated.

Liquidity and Capital Resources

Cash Flows and Working Capital

Historically, we have financed our liquidity requirements primarily through cash generated from operations, bank borrowings and equity financings. As of September 30, 2015, we had US$516.2 million in cash and cash equivalents, US$184.7 million in restricted cash and US$105.8 million in short-term investments with maturity dates greater than three months but less than one year, compared to US$354.8 million, US$98.0 million and US$455.2 million as of December 31, 2014, respectively.

The following table shows our cash flows with respect to operating activities, investing activities and financing activities for the periods indicated:

	Nine Months Ended September 30,
	2014	2015
	(Unaudited; US$ in thousands)
Consolidated statements of cash flows data
Net cash generated from (used in) operating activities	219,470	(133,488)
Net cash generated from (used in) investing activities	(603,873)	181,849
Net cash generated from financing activities	192,856	128,919
Net (decrease) increase in cash and cash equivalents	(194,766)	161,407
Cash and cash equivalents at beginning of period	581,010	354,760
Cash and cash equivalents at end of period	386,244	516,167

Operating Activities

We had net cash used in operating activities of US$133.5 million in the nine months ended September 30, 2015 as compared to net cash generated from operating activities of US$219.5 million in the nine months ended September 30, 2014. Our cash flows from operating activities primarily consist of our net income adjusted for certain non-cash and non-operating items and changes in operating assets and liabilities. In the nine months ended September 30, 2015, we had net income of US$23.6 million. The changes in operating assets and liabilities were primarily due to (1) an increase loans provided to property buyers, real estate developers and other borrowers of US$203.6 million as we grew our financial services, (2) an increase in account receivables of US$89.0 million due to our business expansion and (3) an increase in prepayments and other current assets of US$22.8 million, partially offset by (4) an increase in accrued expenses and other payables of US$53.5 million, (5) an increase in customers’ refundable fees of US$37.8 million and (6) an increase in income tax payable of US$22.6 million.

Investing Activities

We generated net cash from investing activities of US$181.8 million in the nine months ended September 30, 2015 as compared to net cash used in investing activities of US$603.9 million in the nine months ended September 30, 2014. The net cash generated from investing activities in the nine months ended September 30, 2015 consisted primarily of the proceeds from maturity of fixed-rate time deposits of US$451.2 million, partially offset by payment for the purchase of short-term investments of US$107.4 million and payment for the purchase of long-term investment of US$121.4 million.

Financing Activities

We generated net cash from financing activities of US$128.9 million in the nine months ended September 30, 2015 as compared to net cash generated from financing activities of US$192.9 million in the nine months ended September 30, 2014. The net cash generated from financing activities in the nine months ended September 30, 2015 consisted primarily of an aggregate of US$200.0 million of proceeds from issuance of Class A ordinary shares and convertible notes in a private placement that completed in September 2015 and US$72.8 million of proceeds from borrowing of short-term loans, partially offset by US$82.8 million of dividend payments to our shareholders and US$80.8 million of repayment of short-term loans.

Recent Developments

Completion of Private Placements

In September and November 2015, we completed the sale of our Class A ordinary shares and convertible notes in private placement transactions to, among others, The Carlyle Group and its affiliates, IDG Capital Partners and its affiliates, and certain of our management members. As a result of the foregoing transactions, we issued 11,855,384 Class A ordinary shares and $300 million in principal amount of convertible notes, for gross proceeds of $646.77 million.

Agreement to Acquire Beijing Headquarters Facilities

On November 10, 2015, we and Beijing Jinyu Dacheng Co., Ltd. (“Jinyu”) entered into a commercial property purchase agreement, pursuant to which we agreed to purchase from Jinyu a new headquarters building in Beijing with for total consideration of approximately US$243 million. This property has a total usable office space of approximately 70,000 square meters, which we believe will provide strong support to our headcount. We expect to complete the purchase by December 31, 2015.

Framework Agreement

On November 13, 2015, we entered into a cooperation framework agreement (the “Framework Agreement”) with, among others, Chongqing Wanli New Energy Co., Ltd. (“Wanli”), a company listed on the Shanghai Stock Exchange (stock code: 600847), pursuant to which we agreed to acquire a controlling stake in Wanli by contributing certain of our businesses (with projected value of no more than RMB17 billion) into Wanli for consideration consisting of Wanli shares. The asset exchange is expected to be accompanied by a concurrent private placement newly issued Wanli shares to certain investors. We expect to maintain not less than 70% of the equity stake in Wanli following the acquisition and the concurrent private placement.

The Framework Agreement and the transactions contemplated thereby are subject to the negotiation of and entry into definitive agreements by the relevant parties, the requisite corporate approvals from both us and Wanli, and the approval from the China Securities Regulatory Commission.

Significant Accounting Policies

Revenue Recognition

Revenues are derived from online marketing services, e-commerce services, listing services, financial service and other value-added services. Revenues for each type of service sales are recognized only when the following criteria are met: (a) persuasive evidence of an arrangement exists; (b) price is fixed or determinable; (c) delivery of services has occurred; and (d) collectability is reasonably assured.

Financial services are services provided by us though our online financial platform www.txdai.com and offline micro loan subsidiaries. We provide secured loans in the form of entrusted loans, mortgage loans and unsecured loans, primarily to home buyers, real estate developers and other borrowers that meet our credit assessment requirements. Revenues derived from loan interest income and annual service fees are recognized in other value-added services using the effective interest rate method.

Real estate online brokerage services are included in e-commerce services for which we act as an intermediary between sellers and buyers of secondary real properties, and services primarily include property listing, advisory services and transaction negotiation and documentation. In addition to property sales, we also assist property owners and potential renters with leasing transactions. Different from conventional real estate brokers in China, we do not maintain extensive physical sales offices and instead rely primarily on our websites and mobile apps to source customers. Revenues derived from commission fees are recognized upon the execution of a transaction agreement between customers for which we act as the broker in accordance with ASC 605-20.

Online home-decorating services are included in e-commerce services.  We launched online home-decorating services in the second quarter of 2015. Based on the customer’s budget and plan for decoration, we retain in-house interior designers and engage third-party contractors to perform remodeling, renovating, furnishing and other home improvement services. The Company generally charges the customers a fixed fee based on the square footage of the premises undergoing decoration. We source customers primarily through our websites and mobile apps. Revenues derived from home-decorating services where we design and renovate the properties for our customers are recognized based on the percentage-of-completion method in accordance with ASC 605-35.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09 (“ASU 2014-09”), “Revenue from Contracts with Customers”. ASU 2014-09 supersedes the revenue recognition requirements in ASC 605, and requires entities to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early adoption is not permitted. We are currently in the process of evaluating the impact of the adoption of ASU 2014-09 on our consolidated financial statements.

In January 2015, the FASB issued ASU 2015-01, “Income Statement-Extraordinary and Unusual Items,” which eliminates the concept of extraordinary and unusual items from U.S. GAAP. The new guidance is effective prospectively for the Company for the year end ending March 31, 2017 and interim reporting periods during the year ending March 31, 2017. Early adoption is permitted. We are currently evaluating the impact of the adoption of ASU 2015-03 on our consolidated financial statements.

In April 2015, the FASB issued ASU No. 2015-03 (“ASU 2015-03”), “Interest—Imputation of Interest”. ASU 2015-03 requires debt issuance costs related to a recognized debt liability to be presented in the balance sheet as a direct deduction from the debt liability rather than as an asset. ASU 2015-03 is effective for annual reporting periods beginning after December 15, 2015, including interim periods within that reporting period. Early adoption is permitted. We are currently evaluating the impact of the adoption of ASU 2015-03 on our consolidated financial statements.

In November 2015, the FASB issued ASU No. 2015-17 (“ASU 2015-17”), “Income Taxes (Topic 740)”. ASU 2015-17 requires that deferred income tax liabilities and assets be classified as noncurrent in a classified statement of financial position. ASU 2015-17 is effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early adoption is permitted. We are currently evaluating the impact of the adoption of ASU 2015-17 on our consolidated financial statements.

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